January 8, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Irene Barberena-Meissner

Re:	Foresight Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted November 19, 2020
CIK No. 0001832511

Dear Ms. Barberena-Meissner:

On behalf of Foresight Acquisition Corp. (the “Company”), we are hereby responding to the letter, dated December 16, 2020 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Draft Registration Statement on Form S-1 confidentially submitted on November 19, 2020 (the “Draft Registration Statement”). In response to the Comment Letter and to update certain information in the Draft Registration Statement, the Company is publicly filing its Registration Statement on Form S-1 (the “Registration Statement”) with the Commission, today.

For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

1.    Please disclose the natural person or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by FA Co-Investment LLC. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

Response: The Company has revised the principal stockholder table to disclose the natural person who indirectly exercises voting and investment control over the shares held by FA Co-Investment LLC.

January 8, 2021

2.    As it appears that Cowen and Company, LLC may be affiliated with the company through FA Co-Investment LLC, please tell us whether it intends to make a market in any of your securities. If so, please amend the filing to register the market-making activities of Cowen and Company, LLC, including the footnote to the fee table and alternate pages for the market-making prospectus.

Response: The Company supplementally advises the Staff that FA Co-Investment LLC is a passive investor in the Company and, upon the consummation of the offering, will beneficially own less than 5% of the Company’s outstanding common stock and will not otherwise be an affiliate of the Company.

If you have any questions related to this letter, please contact the undersigned at (703) 749-1386.

Sincerely,

/s/ Jason Simon
Jason Simon